UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For May, 2007

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

A new Chilean multinacional retailer arises:
Falabella and D&S agree on merger
and strengthen internacional presence

- The two companies, controlled by the Solari, Cúneo and Del Río families, and the Ibáñez family respectively, will add up to a market cap of US$15 billion.

- This new conglomerate will have a superior competitive positioning to capture important growth opportunities in addition to generating synergies that will result in greater development of the retail business,

Santiago may 17, 2007. - Today, the controllers of Falabella and D&S approved the merger of both companies and their respective business areas - department stores, supermarkets, home improvement, financial retail services and shopping centers-, thus creating a new multinational retail company that will pursue stronger growth in international markets and will leverage synergies at the local market.

By means of a Material Event communication filed with the Superintendence of Securities and Insurance (SVS), the boards of both companies reported on the agreement that will involve the merger of all the businesses currently developed by Falabella and D&S, both in Chile and abroad. As a result of the previous, the shareholders of both companies will become shareholders of the new business conglomerate.

According to this pledge, a new Falabella-D&S holding will arise, the operator of the most important department store chaín in South America, Falabella, with presence in Chile, Perú Argentina and Colombia; and the main food retailer in the country, Lider. Additionally, this new company will incorporate the home improvement, Saitec real estate, CMR, Presto, Falabella bank, San Francisco and Tottus business units. Each business unit will continue developing with no major changes.

Falabella is controlled by the Cúneo, Solari and Del Río families; and Distribución y Servicio D&S by the Ibáñez family. This transaction does not involve any stock purchase or divestment, but rather a merger of companies combining the equity of both companies. There is no public offering (OPA) since all shareholders of each company will participate under the same conditions and will benefit from the integration.

Stake in the new conglomerate Falabella-D&S will be 77% for current Falabella shareholders and 23% for D&S’s shareholders. These percentages result from the exchange ratio agreed upon by the controllers of both companies and reflect the relative value allocated by each party to the total equity of both companies.

The two companies together will add up to a market capitalization of over US$15 billion.

Alfredo Moreno, director of Falabella stated “big countries have big companies and the only way to compete with them in internacional markets is by means of highly efficient companies with bigger relative size. Internationalization of businesses represents a contribution to the domestic economy and ultimately to the country.”

According to D&S’s Vicepresident, Hans Eben, “gathering forces will result in benefits to all employees of both companies, since they will have access to greater career development, broader know how and, therefore, greater stability for their jobs. This creates a virtuous cycle that increases employment, improves productivity and competitiveness, which is transferred as lower prices to the benefit of all consumers and poses greater opportunities for the small and middle size companies (Pymes)”.

Both company directors, the main actors in building the agreement along with Juan Cúneo, highlighted the positive impact of this new retail conglomerate on suppliers, as they will enjoy the benefits of growth. This merger will provide suppliers with easier access to international markets, improvement and greater efficiencies in the distribution network, with a reduction in logistic costs.

Moreno pointed out that the competition will not be affected since there is practically no overlap of the addressable markets. At the same time, he remarked that, to date, there is only an agreement for merger, as the transaction itself will materialize when the shareholders’ meetings of both companies approve such agreement with two thirds of the total votes. The process will involve a presentation before the Tribunal de Defensa de la Libre Competencia (TDLC) or antitrust commission, and the registration of the merged company with the SEC in the United Status and the CNMV in Spain.

Falabella and D&S will continue operating independently, carrying on with their projects and investment programs as well as trading separately on the stock market until the merger becomes effective.

JPMorgan acted as financial consultant in this transaction.

For further information please contact:

Alejandro Droste, CFO: adroste@dys.cl
Phone: : (56 2) 484 7757

Loreto Bradford, IRO: lbradford@dys.cl
Phone: (562) 484 7757

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Miguel Núñez Sfeir
Miguel Núñez Sfeir
Chief Financial Officer

Dated: May 17, 2007